Exhibit 21.1

LIST OF SUBSIDIARIES OF RICE MIDSTREAM PARTNERS LP

Name of Subsidiary	Jurisdiction of Organization
Rice Poseidon Midstream LLC	Delaware
Rice Midstream OpCo LLC	Delaware
Rice Water Services (OH) LLC	Delaware
Rice Water Services (PA) LLC	Delaware